Sb
9-6-02


02007916


SEC MAIL PROCESSING
RECEIVED
AUG 2002
WASH, D.C.
154
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC FILE NUMBER
8 - 26943

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRUCE A. LEFAVI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1245 E. BRICKYARD ROAD, SUITE 550
(No. And Street)

SALT LAKE CITY	UTAH	84106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. LEFAVI — (801) 486-9000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JENSEN & KEDDINGTON, P.C.
(Name -- *if individual, state last, first, middle name*)

4511 SOUTH 600 EAST	SALT LAKE CITY	UTAH	84107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce A. Lefavi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruce A. Lefavi Securities, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


ANN MARIE MOSS
Notary Public State of Utah
2722 SOUTH 1000 EAST
SALT LAKE CITY, UT 84106
COMM. EXP. 12-16-2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes of Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Bruce A. Lefavi Securities, Inc. as of June 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruce A. Lefavi Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

August 7, 2002


BDO
SEIDMAN
ALLIANCE

Telephone (801) 262-4554
Fax (801) 265-9405

4511 South 600 East
Salt Lake, City Utah 84107

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS

Cash - checking	$ 9,615
Cash - money market	857
Commissions receivable	4,356
Income tax refund receivable	76
Due from related party	232,095
Property and equipment - net	38,501
Deposits	10,000
TOTAL ASSETS	$ 295,500

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 3,630
Income taxes payable	2,974
Deferred tax liability	1,652
Total Liabilities	8,256
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding	5,000
Additional paid-in capital	21,208
Retained earnings	261,036
Total Stockholder's Equity	287,244
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 295,500

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF INCOME
For The Year Ended June 30, 2002

REVENUE:	
Commissions	$ 692,668
EXPENSES:	
Professional services	620,560
Depreciation expense	11,059
Clearing	14,070
Regulatory fees and licenses	11,416
Commissions	5,237
Auto repairs	1,871
Other	1,581
Total Expenses	665,794
Income From Operations	26,874
OTHER INCOME:	
Interest income	25,950
Total Other Income	25,950
Income Before Income Taxes	52,824
Provision for Income Taxes	(10,861)
NET INCOME	$ 41,963

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 41,963
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation expense	11,059
Accrued interest income added to due from related party	(25,304)
Decrease in due from related party added to professional services expense	345,272
(Increase) decrease in assets:	
Commissions receivable	16,159
Income tax refund receivable	3,232
Increase (decrease) in liabilities:	
Accounts payable	(81)
Income taxes payable	(16)
Deferred tax liability	(1,242)
Net Cash From Operating Activities	391,042
CASH FLOWS FROM INVESTING ACTIVITY:	
Cash loaned to related party	(473,232)
Cash repayments from related party	5,032
Net Cash From Investing Activity	(468,200)
Net (Decrease) in Cash	(77,158)
Cash, June 30, 2001	87,630
Cash, June 30, 2002	$ 10,472

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Income taxes	$ 12,118

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, June 30, 2001	$ 5,000	$ 21,208	$ 219,073	$ 245,281
Net income			41,963	41,963
Balance, June 30, 2002	$ 5,000	$ 21,208	$ 261,036	$ 287,244

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bruce A. Lefavi Securities, Inc. (the Company) was incorporated under the laws of the State of Utah on November 12, 1980. The Company was organized as a securities broker and dealer on January 8, 1982. The Company is located in Salt Lake City, Utah. Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies. The Company, therefore, does not handle customer funds or securities.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Transactions and related income and expense are recorded on a trade date basis, which is the day each transaction is executed.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers cash to comprise of the cash-checking and cash-money market accounts.

Property and Equipment

Property and equipment are recorded at cost, and depreciated over the estimated useful lives of the assets. Depreciation is computed on the straight-line method.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The deferred tax account resulted from the use of accelerated methods of depreciation for tax purposes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 PROPERTY AND EQUIPMENT

At June 30, 2002, property and equipment totaled $38,501, net of accumulated depreciation of $16,792. Depreciation expense for the year ended June 30, 2002 was $11,059.

NOTE 3 DEFERRED INCOME TAXES

Certain items of expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. The deferred income tax liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The components of income tax provision are as follows:

Current income tax expense	$	12,102
Deferred income tax adjustment		(1,241)
Provision for income taxes	$	10,861

The Company had a net deferred tax liability of approximately $1,652. The deferred tax liability relates primarily to the difference in depreciation methods for books and tax purposes.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company has entered into a professional services agreement with a Utah corporation of which the stockholder is also the stockholder of the Company. These services include accounting, regulatory, maintenance, advertising, research, equipment and office rental, etc. This agreement requires the Company to pay a majority of their income to the related party. The Company expensed $617,772 for services rendered for the year ended June 30, 2002.

Due From Related Party
The Company has two demand notes receivable from a related party with interest at 6% for a combined total of $232,095.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2002, the Company had net capital of $18,288, which was $13,288 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.50 to 1.

NOTE 6 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of June 30, 2002 is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

SUPPLEMENTARY INFORMATION

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
June 30, 2002

COMPUTATION OF NET CAPITAL	
Total ownership equity from Statement of Financial Condition	$ 287,244
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	287,244
Deductions and/or charges	
Total non-allowable assets from Statement of Financial Condition	(270,596)
Net capital before haircuts on securities positions	16,648
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))	
Trading and investment securities - other securities	(17)
Net Capital	$ 16,631
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 550
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	5,000
Net capital requirement (larger of the above)	5,000
Excess net capital	$ 11,631
Excess net capital at 1000%	$ 15,805
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total A.I. liabilities from Statement of Financial Condition	$ 8,256
Adjustment to aggregate indebtedness	-
Total aggregate indebtedness	$ 8,256
Ratio of aggregate indebtedness to net capital	0.50 to 1

BRUCE A. LEFAVI SECURITIES, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
June 30, 2002

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing firm SEC #:	8-11922
Clearing firm name:	Emmett A. Larkin Co., Inc.
Produce Code:	All

BRUCE A. LEFAVI SECURITIES, INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
FILED AND AUDITED FINANCIAL STATEMENTS
June 30, 2002

Net capital as reported in Company's FOCUS report, June 30, 2002	$	18,289
Decrease in ownership equity, adjustments by auditors related to income tax accruals and adjustments to to property, furniture and equipment		(8,320)
Decrease in total nonallowable assets, adjustments by auditors related to income tax accruals and to property, furniture and equipment net of accumulated depreciation		6,662
Net capital per audit, June 30, 2002	$	16,631



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Bruce A. Lefavi Securities, Inc. for the year ended June 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Our study disclosed that Bruce A. Lefavi Securities, Inc. was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone (801) 262-4554
Fax (801) 265-9405

BDO SEIDMAN ALLIANCE

4511 South 600 East
Salt Lake, City Utah 84107

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used for any other purpose.

Jensen & Keddington

August 7, 2002

BRUCE A. LEFAVI SECURITIES, INC.

FINANCIAL STATEMENTS

For The Year Ended June 30, 2002

Together With Independent Auditor's Report

BRUCE A. LEFAVI SECURITIES, INC.
TABLE OF CONTENTS
June 30, 2002